STATE FARM LIFE INSURANCE COMPANY Home Office, One State Farm Plaza, Bloomington, IL 61710

Insured	JOHN J DOE (Male)

Age	35

Policy Number	LF-0000-0000

Policy Date	July 15, 2008

Initial Basic Amount	$50,000

This Policy is based on the Application and the payment of premiums, as specified in this Policy, while the Insured lives. State Farm Life Insurance Company will pay the Proceeds to the Beneficiary when due proof of the Insured’s death is received.

Free Look Period. This Policy may be returned within 10 days of its receipt for a refund of all premiums paid. Return may be made to State Farm Life Insurance Company or one of Our authorized agents. If returned, this Policy will be void from the Policy Date.

Read this Policy with care. This is a legal contract between the Owner and State Farm Life Insurance Company.

The amount of the Proceeds or the length of time this Policy remains in force, or both, may increase or decrease depending on the investment performance of the Subaccounts. A No-Lapse Guarantee is provided until the Expiration Date of the No-Lapse Guarantee Period if the Minimum Monthly Premiums are paid as defined in this Policy.

The Policy Account Value may increase or decrease daily depending on the investment performance of the Subaccounts. The part of the Policy Account Value in the Subaccounts is not guaranteed. On the Policy Anniversary when the Insured is age 121, any Policy Account Value in the Subaccounts will be automatically transferred to the Fixed Account.

Secretary	President

BASIC PLAN DESCRIPTION

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE. A Death Benefit is payable when the Insured dies. Flexible premiums are payable while the Insured is alive prior to the Policy Anniversary when the Insured is age 121. The Basic Plan is eligible for Annual Dividends.

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CONTENTS

		PAGE
Policy Identification		3
Schedule of Benefits		3
Schedule of Premiums		3
Investment Options		3
Allocation of Net Premium Payments		3
Interest Rates		3
Charges and Fees		3
Schedule of Surrender Charges		3
Cost of Insurance Rates and Monthly Charges		4
Definitions		5
General		7
The Contract Transaction Delay Annual Report Minimum Values Changes in Rates and Charges	Annual Dividends Assignment Error in Age or Sex Incontestability Limited Death Benefit
Ownership		10
Owner	Change of Owner/Successor Owner
Death Benefit and Death Benefit Options		10
Death Benefit Death Benefit Options	Change in Basic Amount Change of Death Benefit Option
Premium		12
Payment of Premiums Premium Charge Rejection of Premium Payments for Tax Purposes	No-Lapse Guarantee Grace Period Reinstatement
Variable Account		14
Variable Account Subaccounts Changes to the Variable Account Variable Policy Account Value	Units Unit Value Net Investment Factor
Fixed Account		16
Fixed Policy Account Value	Interest Credited
Fees and Charges		17
Monthly Deduction Cost of Insurance Monthly Cost of Insurance Rates Monthly Expense Charge	Monthly Issue Charge Surrender Charge Withdrawal Processing Fee Transfer Processing Fee
Allocation and Transfers		18
Allocation of Net Premium Payments Transfer Right	Fixed Account Transfer Restrictions Exchange of Policy
Surrender and Withdrawal		19
Surrender	Withdrawals
Policy Loan		20
Loan Interest Charge for the Loan Account Loan Collateral	Interest Credit for the Loan Account Loan Repayment
Payment of Benefits		21
Beneficiary Designation Change of Beneficiary Designation	Order of Payment on the Insured’s Death Methods of Payment

The Application and any Riders and Endorsements follow page 22.

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POLICY IDENTIFICATION

Insured	JOHN J DOE	Age	35
	(Male)	Initial Basic Amount	$50,000

Policy Number	LF-0000-0000

Policy Date	July 15, 2008

Issue Date	July 15, 2008

SCHEDULE OF BENEFITS

Variable Universal Life Basic Plan:

Death Benefit Option 1 (Basic Amount includes the Policy Account Value)

Basic Amount: $50,000

Class of Risk-Male Non-Tobacco

Basic Amount Minimum: $50,000

Minimum Amount of Increase: $25,000

Minimum Amount of Decrease: $10,000

Minimum Withdrawal: $500

No-Lapse Guarantee Period Expiration Date: July 15, 2023

Minimum Monthly Premium for No-Lapse Guarantee Period:

Beginning:	Monthly Premium
July 15, 2008	$44.50

SCHEDULE OF PREMIUMS

Initial Premium: $89.00

Planned Premium: $44.50 Monthly

Total Premiums
Beginning:	For Policy Year
July 15, 2008	$ 578.50
July 15, 2009	$ 534.00

INVESTMENTS OPTIONS

Fixed Account

State Farm Life Insurance Company Variable Life Separate Account

Subaccounts that invest in Funds of the State Farm Variable Product Trust as of July 15, 2008:

International Equity Subaccount

International Equity Index Subaccount

Small/Mid Cap Equity Subaccount

Small Cap Equity Index Subaccount

Large Cap Equity Subaccount

Large Cap Equity Index Subaccount

Stock and Bond Balanced Subaccount

Bond Subaccount

Money Market Subaccount

Continued on Next Page

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Continued from Page 3

ALLOCATION OF NET PREMIUM PAYMENTS

To the end of the day on August 3, 2008 (presumed end of free-look period): Fixed Account 100%

Starting at the end of the day on August 3, 2008 (presumed end of free-look period):

Small/Mid Cap Equity Subaccount 10%

Small Cap Equity Index Subaccount 10%

International Equity Subaccount 10%

International Equity Index Subaccount 10%

Large Cap Equity Subaccount 10%

Large Cap Equity Index Subaccount 10%

Stock and Bond Balanced Subaccount 10%

Bond Subaccount 10%

Money Market Subaccount 10%

Fixed Account 10%

Minimum percent of Net Premium Payment allocated to a Subaccount or to the Fixed Account: 1%.

Minimum Transfer Amount: $250

INTEREST RATES

Guaranteed Interest Rate credited to the Fixed Account: 4%

Guaranteed Interest Rate credited to the Loan Account: 6%

CHARGES AND FEES

Deduction Date: 15th of each month

Maximum Premium Charge Percentage: 5%

Maximum Monthly Expense Charge: $12

For the Initial Basic Amount, the Monthly Issue Charge in first 24 Policy Months starting on the Policy Date:

$.15 per $1000, subject to a maximum of $75.00 per month.

For each increase in Basic Amount, the Monthly Issue Charge in first 24 Policy Months starting on the Effective Date of the increase:

$.15 per $1000, each subject to a maximum of $75.00 per month.

Maximum Transfer Processing Fee per transfer after first 12 transfers in a policy year: $25

Withdrawal Processing Fee: Lesser of $25 or 2% of the amount withdrawn, no withdrawal processing fee will be charged after the policy anniversary when the insured is age 121.

Continued on Next Page

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Continued from Page 3

NOTE:	The Planned Premium shown may not continue this Policy in force to the Policy Anniversary when the Insured is age 121 even if this amount is paid as scheduled. The period for which this Policy will continue will depend on (1) the amount, time, and frequency of premium payments, (2) Your Premium Allocation when the premiums are paid, (3) the actual Premium Charge Percentage applied to each premium paid, (4) any changes to Basic Amount and the Death Benefit Option, (5) any interest in excess of the Guaranteed Interest Rate credited to the Fixed Account, (7) the net investment results of the Subaccounts, (8) the actual Monthly Deductions made against this Policy, (9) the actual Mortality and Expense Risk Charge deducted from the Subaccounts, (10) any transfers made, (11) any withdrawals made, and (12) Loans. See the Changes in Rates and Charges provision for rates and charges we can change.

This Policy may not qualify as life insurance under federal tax law after the Policy Anniversary when the Insured is age 100 and may be subject to adverse tax consequences. A tax advisor should be consulted before the Owner chooses to continue this Policy after the Policy Anniversary when the Insured is age 100.

SCHEDULE OF SURRENDER CHARGES

Beginning Policy Year	Policy Month	Surrender Charge	Beginning Policy Year	Policy Month	Surrender Charge
1	1	$16.00	2	8	$320.00
1	2	32.00	2	9	336.00
1	3	48.00	2	10	352.00
1	4	64.00	2	11	368.00
1	5	80.00	2	12	384.00
1	6	96.00	3	1	384.00
1	7	112.00	4	1	384.00
1	8	128.00	5	1	384.00
1	9	144.00	6	1	384.00
1	10	160.00	7	1	345.60
1	11	176.00	8	1	307.20
1	12	192.00	9	1	268.80
2	1	208.00	10	1	230.40
2	2	224.00	11	1	192.00
2	3	240.00	12	1	153.60
2	4	256.00	13	1	115.20
2	5	272.00	14	1	76.80
2	6	288.00	15	1	38.40
2	7	304.00	16	1	0.00

Additional Surrender Charges will apply for each Basic Amount Increase for 15 years starting on the effective date of the Basic Amount Increase.

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COST OF INSURANCE RATES AND MONTHLY CHARGES

Maximum Monthly Cost of Insurance Rates

Per $1000

(Class of Risk-Male Non-Tobacco)

Age	Monthly Rate	Age	Monthly Rate	Age	Monthly Rate	Age	Monthly Rate	Age	Monthly Rate
35	0.0934	51	0.3148	67	1.6339	83	8.6135	99	36.4325
36	0.0976	52	0.3475	68	1.7796	84	9.5913	100	39.0835
37	0.1034	53	0.3851	69	1.9435	85	10.6935	101	41.5109
38	0.1109	54	0.4329	70	2.1352	86	11.9242	102	44.1763
39	0.1176	55	0.4865	71	2.3686	87	13.2765	103	47.1103
40	0.1268	56	0.5419	72	2.6423	88	14.7403	104	50.3318
41	0.1376	57	0.5956	73	2.9318	89	16.3061	105	53.8699
42	0.1510	58	0.6494	74	3.2440	90	17.8976	106	57.8027
43	0.1668	59	0.7125	75	3.5855	91	19.4964	107	62.1940
44	0.1844	60	0.7890	76	3.9724	92	21.2072	108	67.1272
45	0.2036	61	0.8825	77	4.4247	93	23.0525	109	72.7010
46	0.2228	62	0.9914	78	4.9534	94	25.0443	110	79.0454
47	0.2387	63	1.1105	79	5.5501	95	27.0677	111-120	83.3333
48	0.2512	64	1.2349	80	6.2211	96	29.0947	121 & over	0.0000
49	0.2671	65	1.3645	81	6.9572	97	31.3129
50	0.2880	66	1.4961	82	7.7445	98	33.7487

The Maximum Monthly Cost of Insurance Rates are based on the Insured’s age last birthday at the start of the Policy Year, sex, and tobacco use as shown above. The Commissioners 2001 Nonsmoker Standard Ordinary Ultimate Age Last Birthday Mortality Table applies. Modifications are made if the Class of Risk is other than standard.

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PRINTED IN U.S.A.

DEFINITIONS

We, Us, and Our refer to State Farm Life Insurance Company.

You and Your refer to the Owner.

Application. Includes any life insurance application, any application for change in this Policy, medical history, questionnaire, and other documents from You or any other person proposed for insurance which are made a part of this Policy.

Basic Amount. The Initial Basic Amount plus any Basic Amount Increases less any Basic Amount Decreases shown on page 3.

Basic Amount Minimum. Shown on page 3.

Benefit Period Ends. For any Rider, the coverage for the benefit extends to, but does not include, the Policy Anniversary in the year shown on page 3 under this heading.

Cash Surrender Value. The Cash Value less any Loan Amount.

Cash Value. The Policy Account Value less any applicable Surrender Charge.

Class of Risk. The underwriting class of the person insured. A Class of Risk will be determined for the Initial Basic Amount and each Basic Amount Increase.

Code. The United States Internal Revenue Code, as amended from time to time.

Deduction Date. The Policy Date and each monthly anniversary of the Policy Date.

Dollars. Any money We pay, or which is paid to Us, must be in United States dollars.

Effective Date. Coverage starts on this date.

Fixed Account. Part of Our General Account to which the Policy Account Value may be transferred or Net Premium Payments may be allocated under a policy.

Fixed Policy Account Value. The Policy Account Value in the Fixed Account.

Fund. Any open-end management investment company or investment portfolio thereof, or unit investment trust or series, thereof, in which a Subaccount invests.

General Account. Our assets not allocated to the Variable Account or any other separate account.

Initial Basic Amount. The amount of coverage on the Insured provided by the Basic Plan on the Policy Date shown on page 3.

Initial Net Premium. The Initial Premium less any Premium Charge.

Initial Premium. The amount shown on page 3 You must pay before this Policy becomes effective.

Insurance Amount. The amount of coverage on the Effective Date of each Rider shown under this heading on page 3. For the Insured, see the Death Benefit Options provision on page 10.

Issue Date. The date this Policy is issued shown on page 3.

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DEFINITIONS (CONTINUED)

Loan Account. A part of Our General Account to which Variable Policy Account Value or Fixed Policy Account Value is transferred to provide collateral for any loan taken under this Policy.

Loan Amount. On a Policy Anniversary, the Loan Policy Account Value. On any other date, the Loan Policy Account Value plus any interest charge accrued to that date.

Loan Policy Account Value. The Policy Account Value in the Loan Account.

Minimum Monthly Premium. This amount is shown on page 3.

Minimum Premium. On each Deduction Date, the sum of the Minimum Monthly Premium for each Deduction Date from the Policy Date through such Deduction Date.

Monthly Charge Deductible. A monthly charge for any Rider is deducted as part of the Monthly Deduction until the Policy Anniversary in the year shown on page 3 under the heading Benefit Period Ends.

Net Asset Value Per Share. The value per share of any Fund during any Valuation Period. The method of computing the Net Asset Value Per Share is described in the Prospectus for the Funds.

Net Premium Payment. Your premium payment less any Premium Charge.

No-Lapse Guarantee Period. This starts on the Policy Date and ends on the Expiration Date shown on page 3.

Officer. The president, a vice president, the secretary, or an assistant secretary of State Farm Life Insurance Company.

Payee. On the Insured’s death, the Beneficiaries shown in the Application, unless changed. If You surrender this Policy while the Insured is alive, the persons that You have named to receive the Cash Surrender Value. A Payee can be other than a natural person only if We agree.

Planned Premium. The premium amount shown on page 3 that You have chosen. This amount is for the payment period that You have chosen.

Policy Account Value. The sum of the Variable Policy Account Value, the Fixed Policy Account Value, and the Loan Policy Account Value.

Policy Date. The Effective Date of this Policy shown on pages 1 and 3.

Policy Month, Year, or Anniversary. A policy month, year, or anniversary is measured from the Policy Date.

Proceeds. The amounts payable on the death of the Insured.

Request. A written request signed by the person making the Request. Such Request must be received by and be on Our request form; or if such Request is not on Our request form, it must include the information required by Our request form. We may, in Our sole discretion, accept telephone requests in connection with certain transactions. We may also, in Our sole discretion, adopt rules and procedures from time to time for telephone requests.

Rider. Any benefit, other than the Basic Plan, made a part of this Policy.

SEC. The United States Securities and Exchange Commission.

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PRINTED IN U.S.A.

DEFINITIONS (CONTINUED)

Subaccount. A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

Subaccount Policy Value. The Variable Policy Account Value in a Subaccount as defined in the Unit Value provision.

Successor Owner. May be named in the Application or later by Request if You are not the Insured.

Unit. A unit of measure used to calculate the Variable Policy Account Value in a Subaccount.

Valuation Day. For each Subaccount, each day on which the New York Stock Exchange is open for business except for days that a Subaccount’s corresponding Fund does not value its shares.

Valuation Period. The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Variable Account. Our separate account named on page 3.

Variable Policy Account Value. The sum of all Subaccount Policy Values.

GENERAL PROVISIONS

The Contract. This Policy contains the Basic Plan, any amendments, endorsements, any Riders, and a copy of the Application. A copy of any Application for a change to this Policy will be sent to You to be placed with this Policy. Such Applications become part of this Policy. This Policy is the entire contract. We have relied on the statements in the Application in issuing this Policy. We reserve the right to investigate the truth and completeness of those statements. In the absence of fraud, those statements are representations and not warranties. Only statements in the Application will be used to rescind this Policy or deny a claim within the time period specified in the Incontestability provision.

Only an Officer has the right to change this Policy. No agent has the authority to change this Policy or to waive any of its terms. All endorsements, amendments, and Riders must be signed by an Officer to be valid.

We may modify this Policy as follows after We notify You:

(1)	to conform this Policy or Our operations or the operation of the Variable Account to the requirements of any law (or regulation issued by a government agency) to which We, this Policy, or the Variable Account is subject;

(2)	to assure continued qualification of this Policy as a life insurance contract under any section of, regulation or ruling under, the Code, as amended from time to time; or

(3)	to reflect a change in the operation of the Variable Account, if allowed by this Policy.

If We modify this Policy, We will send You the appropriate endorsement to be placed with this Policy. Such endorsement is subject to regulatory approval. If any provision of this Policy conflicts with the law of a jurisdiction that governs this Policy, the provision is deemed to be amended to conform to such law.

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GENERAL PROVISIONS (CONTINUED)

Transaction Delay. We usually make any payments from the Subaccounts within 7 business days of Our receipt of the Request for payment; however, We may postpone:

(1)	payment of Cash Surrender Value or a withdrawal,

(2)	making a Policy Loan,

(3)	payment of any part of the Proceeds in excess of the Basic Amount, and

(4)	transfer from a Subaccount

if:

(1)	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

(2)	the SEC permits, by an order, the postponement for the protection of owners; or

(3)	the SEC requires that trading be restricted or declares an emergency; or

(4)	the SEC determines an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value is not reasonably practicable.

Any payment from the Fixed Account will usually be made within 7 days of receipt of the Request for payment. We may defer payment from the Fixed Account of any Cash Surrender Value, withdrawal, transfer, or Policy Loan for up to 6 months from the date We receive Your Request. However, a withdrawal or a Policy Loan to pay a premium on other policies with Us will not be deferred.

If We defer any such payment for 30 days or more, We will pay interest in addition to such payment. Such interest accrues from the date the payment becomes payable to the date of payment at 2% per year or the interest rate and time required by law, if greater.

Annual Report. Each year, or more often if required by law, We will send You a report. This report will show:

(1)	the period covered by the report;

(2)	the current Policy Account Value, the Cash Value, and the Cash Surrender Value;

(3)	the current Variable Policy Account Value showing each Subaccount Policy Value, Fixed Policy Account Value, and the Loan Policy Account Value;

(4)	the amount of the death benefit as of the date of the report;

(5)	any premiums paid, any deductions made, any withdrawals made, and any dividends paid since the last report;

(6)	current Net Premium allocations; and

(7)	any other information required by law.

You may request additional copies of reports from Us, but We reserve the right to charge a fee for additional copies.

Minimum Values. The Cash Surrender Values are at least as large as those required by law in the state where this Policy is delivered. The insurance authority there has a statement of how these values are calculated. We base minimum Cash Surrender Values, Maximum Monthly Cost of Insurance Rates, and reserves on the Insured’s age last birthday, sex and tobacco use, if applicable. The Guaranteed Interest Rate for the Fixed Account is shown on page 3. The mortality table used is shown on page 4. Modifications are made for each Class of Risk other than Standard.

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PRINTED IN U.S.A.

GENERAL PROVISIONS (CONTINUED)

Changes in Rates and Charges. Prior to the Policy Anniversary when the Insured is age 121, Monthly Cost of Insurance Rates, Monthly Charges for any additional insured’s level term life insurance benefit rider, the Premium Charge Percentage, the Monthly Expense Charge, the Mortality and Expense Risk Charge, and the interest rate applicable to the Fixed Account are subject to change at any time. We will determine each based on future expectations as to investment earnings, mortality, expenses, and persistency.

Annual Dividends. We do not expect to pay dividends on this Policy; however, We may apportion and pay dividends each year. All dividends apportioned will be derived from the divisible surplus of Our participating business. Any such dividends will be paid only at the end of a Policy Year. There is no right to a partial or prorated dividend prior to the end of a Policy Year.

You may choose to have Your dividend used under one of these Dividend Options:

(1)	Cash. We will pay it to You in cash.

(2)	Addition to Policy Account Value. We will transfer it to the Policy Account Value at the end of the Policy Year. Unless specified by You, the amount transferred is allocated to each Subaccount and the Fixed Account on a pro rata basis.

If You do not choose a Dividend Option on the Application or by Request or the Dividend Option You choose is not available, We will use Dividend Option 2. You may change the Dividend Option by Request. The change will apply to dividends paid after We receive Your Request.

Assignment. You may assign this Policy or any interest in it. We will recognize an Assignment only if it is in writing and filed with Us. We are not responsible for the validity or effect of any Assignment. An Assignment may limit the interest of any Beneficiary.

Error in Age or Sex. If the Insured’s date of birth or sex is not as stated in the Application, We will adjust each benefit on the Insured to the benefit payable had the Insured’s age and sex been stated correctly. Such adjustment will be based on the ratio of the correct deduction for the Cost of Insurance or Monthly Charge for the most recent Deduction Date for that benefit to the deduction for the Cost of Insurance or Monthly Charge that was made. For the Basic Plan, the adjustment is made to the amount of insurance less the Policy Account Value.

Incontestability. We will not contest the Initial Basic Amount after the Basic Plan has been in force during the Insured’s lifetime for 2 years from the Policy Date. We will not contest any Basic Amount Increase or reinstatement after it has been in force during the lifetime of the Insured for 2 years from the Effective Date of the Basic Amount Increase or reinstatement. We will not contest a Basic Amount Increase due to a change to Death Benefit Option 1. Any contest of any Basic Amount Increase or reinstatement will be limited to material statements contained in the Application for such Basic Amount Increase or reinstatement.

Each Rider has its own incontestability provision.

Limited Death Benefit. If the Insured dies by suicide while sane or self-destruction while insane within 2 years from the Policy Date, the Initial Basic Amount will not be paid. The Proceeds in this case will be limited to the premiums paid on the Basic Plan less any Loan Amount, any withdrawals and applicable Surrender Charges from the Policy Account Value, and any dividends paid on the Basic Plan.

Any Basic Amount Increase will not be paid if the Insured’s death results from suicide while sane or self-destruction while insane within 2 years from the Effective Date of such Basic Amount Increase. The Proceeds of the Basic Amount Increase will be limited to the Monthly Cost of Insurance Deductions for such increase. This does not apply to a Basic Amount Increase due to a change to Death Benefit Option 1.

Each Rider has its own limited death benefit provision.

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OWNERSHIP PROVISIONS

Owner. The Owner is as named in the Application, unless changed. You may exercise any policy provision only by Request and while the Insured is alive, subject to the rights of any assignee that We have on record and to the rights of any irrevocably designated Beneficiary. The Successor Owner will become the Owner of this Policy if You die while this Policy is in force.

Change of Owner/Successor Owner. You may change the Owner or Successor Owner by Request while the Insured is alive and this Policy is in force. The change will take effect the date You sign the Request, but the change will not affect any action We have taken before We receive the Request. A change of Owner or Successor Owner does not change the Beneficiary Designation.

DEATH BENEFIT AND DEATH BENEFIT OPTIONS PROVISIONS

Death Benefit. The amount of Death Benefit is an amount of insurance based on the Death Benefit Option shown on page 3 plus any insurance amounts payable under any Riders on the Insured and the part of the Cost of Insurance for the part of the Policy Month beyond the Insured’s death less any Loan Amount, and, if the Insured dies during the Grace Period, less the Monthly Deductions from the start of the Grace Period.

Death Benefit Options. There are two Death Benefit Options. If You do not choose an option, We will use Option 2. The Policy Account Value on the date of death is used in determining the amount of insurance.

Option	1. The amount of insurance will be the greater of:

(1)	the Basic Amount plus Net Premium Payment received since the last Deduction Date plus interest earned on that Net Premium Payment or

(2)	a percentage of the Policy Account Value based on the Insured’s age at the start of the current Policy Year, as indicated in the table shown below.

Option	2. The amount of insurance will be the greater of:

(1)	the Basic Amount plus the Policy Account Value or

(2)	a percentage of the Policy Account Value based on the Insured’s age at the start of the current Policy Year, as indicated in the table shown below.

Percentage of Policy Account Value Table

Age	Percentage	Age	Percentage	Age	Percentage	Age	Percentage
0-40	250%
41	243%	51	178%	61	128%	71	113%
42	236%	52	171%	62	126%	72	111%
43	229%	53	164%	63	124%	73	109%
44	222%	54	157%	64	122%	74	107%
45	215%	55	150%	65	120%	75-90	105%
46	209%	56	146%	66	119%	91	104%
47	203%	57	142%	67	118%	92	103%
48	197%	58	138%	68	117%	93	102%
49	191%	59	134%	69	116%	94	101%
50	185%	60	130%	70	115%	95 & up	100%

The percentages in the table are those in effect on the Policy Date. We reserve the right to change the percentages if the table becomes inconsistent with any section of, regulation or ruling under, the Code, as amended from time to time.

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PRINTED IN U.S.A.

DEATH BENEFIT AND DEATH BENEFIT OPTIONS PROVISIONS (CONTINUED)

Change in Basic Amount. You may change the Basic Amount once each Policy Year by Request. The minimum amount of change is shown on page 3. For any change in Basic Amount, We will send You revised pages 3 and 4 to be placed with this Policy.

For a Basic Amount Increase, an Application must be completed, evidence of insurability satisfactory to Us must be furnished, and there must be enough Cash Surrender Value to make a Monthly Deduction which includes the Cost of Insurance for the Basic Amount Increase. No Basic Amount Increase will be allowed after the Policy Anniversary when the Insured is age 80. The revised pages 3 and 4 will show the amount of the Basic Amount Increase, its Effective Date, Maximum Monthly Cost of Insurance Rates for the Basic Amount Increase if the Class of Risk for the Basic Amount Increase is different, the additional Surrender Charges, and any change in Planned Premium.

For a Basic Amount Decrease, the Basic Amount remaining after the decrease cannot be less than the Basic Amount Minimum. We reserve the right to not accept a Request for a Basic Amount Decrease if such decrease could result in this Policy being disqualified as a life insurance contract under any section of, regulation or ruling under, the Code, as amended from time to time. Any Basic Amount Decrease will first be used to reduce the most recent Basic Amount Increase. Then, the next most recent Basic Amount Increases will be reduced. Finally, the Initial Basic Amount will be reduced. The revised pages 3 and 4 will show the amount of decrease, its Effective Date, and any change in Planned Premium and Surrender Charges. The Basic Amount Decrease will take effect on the date We receive the Request.

Change of Death Benefit Option. You may change a Death Benefit Option once each Policy Year by Request prior to the Policy Anniversary when the Insured is age 121. The change will take effect the date We receive Your Request. For a change in Death Benefit Option, We will send You a revised page 3 to be placed with this Policy. The revised page will show the new Death Benefit Option and the Effective Date of the change.

If the change is to Death Benefit Option 1, the Basic Amount will be increased by the amount of Policy Account Value on the Effective Date of the change. We reserve the right to not accept Your Request for a change to Death Benefit Option 1 if such change could result in this Policy being disqualified as a life insurance contract under any section of, regulation or ruling under, the Code, as amended from time to time.

If the change is to Death Benefit Option 2, the Basic Amount will be decreased by the Policy Account Value on the Effective Date of the Basic Amount Decrease.

If Death Benefit Option 2 is in effect on the Policy Anniversary when the Insured is age 121, the Death Benefit Option will be automatically changed to Option 1.

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PREMIUM PROVISIONS

Payment of Premiums. You may pay premiums at Our Home Office or to one of Our authorized agents. We will give You a receipt signed by one of Our Officers, if You request one. The Initial Premium, shown on page 3, is due on the Policy Date. All other premiums may be paid in any amount and at any time prior to the Policy Anniversary when the Insured is age 121 if:

(1)	the amount is at least $25; and

(2)	no premium or part of any premium paid would be rejected for tax purposes.

On and after the Policy Anniversary when the Insured is age 121, no premium will be accepted other than premiums required to keep this Policy in force under the Grace Period.

Premium Charge. The Premium Charge Percentage times the amount of the premium received is the Premium Charge. The actual premium charge percentage will be determined as described in the Changes in Rates and Charges provision. Such percentage cannot exceed the Maximum Premium Charge Percentage shown on page 3.

Rejection of Premium Payments for Tax Purposes. We reserve the right to reject any premium or part of any premium paid if such premium amount would result in this Policy being disqualified as a life insurance contract under any section of, regulation or ruling under, the Code, as amended from time to time. We will promptly return any rejected premium. No Premium Charge will be deducted from the rejected premium. No premium will be rejected if it is necessary to continue coverage.

No-Lapse Guarantee. On any Deduction Date before the end of the No-Lapse Guarantee Period and prior to the Insured’s death, the No-Lapse Guarantee is in effect if the Minimum Premium, as of that Deduction Date, is less than or equal to the total of all premiums paid on this Policy less any withdrawals and less the Loan Amount. If the No-Lapse Guarantee Period is in effect, then Monthly Deductions will be made on each Deduction Date; however, the Monthly Deduction will not exceed the sum of the Variable Policy Account Value and the Fixed Policy Account Value. On the Expiration Date of the No-Lapse Guarantee Period, the Cash Surrender Value may not be enough to keep this Policy in force. If the Cash Surrender Value is not enough to cover the Monthly Deduction on that date, the Grace Period provision will apply.

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PREMIUM PROVISIONS (CONTINUED)

Grace Period. A Grace Period starts on a Deduction Date as specified below and ends 61 days after We mail a notice to You and to any assignee of record. The notice will state:

(1)	this Policy will remain in force until the end of the Grace Period,

(2)	the date the Grace Period ends, and

(3)	this Policy will terminate and lapse without value unless the amount required to keep this Policy in force is paid prior to that date.

Prior to the Policy Anniversary when the Insured is age 121, the Grace Period will start on any Deduction Date if:

(1)	the No-Lapse Guarantee is not in effect and the Cash Surrender Value is not enough to cover the Monthly Deduction on that Deduction Date; or

(2)	the No-Lapse Guarantee is in effect, the Minimum Premium has not been paid, and the Cash Surrender Value is not enough to cover the Monthly Deduction on that Deduction Date.

On and after the Policy Anniversary when the Insured is age 121, the Grace Period will start on any Deduction Date if the Policy Account Value is less than the Loan Amount.

If the Grace Period ends prior to the Expiration Date of the No-Lapse Guarantee Period, the required amount to keep this Policy in force until the end of the Grace Period is a premium large enough to provide the lesser of:

(1)	the Minimum Premium required at the end of the Grace Period; or

(2)	an amount large enough to provide an increase in the Cash Surrender Value to cover the Monthly Deductions for the Grace Period and the Surrender Charge at the end of the Grace Period.

If the Grace Period ends on or after the Expiration Date of the No-Lapse Guarantee Period and prior to the Policy Anniversary when the Insured is age 121, the amount required is a premium large enough to provide an increase in the Cash Surrender Value to cover the Monthly Deductions for the Grace Period and the Surrender Charge at the end of the Grace Period. If the Grace Period ends on or after the Policy Anniversary when the Insured is age 121, the amount required must be a payment large enough to cover the Loan Amount in excess of the Policy Account Value at the end of the Grace Period.

Reinstatement. If this Policy is terminated at the end of the Grace Period, You may apply to reinstate it within 5 years after lapse. You must give Us proof of the Insured’s insurability that is satisfactory to Us. You must pay an amount as specified below:

(1)	If reinstatement is applied for prior to the Expiration Date of the No-Lapse Guarantee Period, a premium must be large enough to provide the lesser of:

(a)	the Minimum Premium required on the Deduction Date on or next following the date reinstatement takes effect; or

(b)	an increase in the Policy Account Value over the amount We reinstate so that the Cash Surrender Value will cover the Monthly Deductions for the Grace Period and keep this Policy in force for the 2 months following the date the reinstatement takes effect.

(2)	If reinstatement is applied for on or after the Expiration Date of the No-Lapse Guarantee Period and prior to the Policy Anniversary when the Insured is age 121, the premium must be large enough to provide an increase in the Policy Account Value over the amount We reinstate so that the Cash Surrender Value will cover the Monthly Deductions for the Grace Period and keep this Policy in force for the 2 months following the date the reinstatement takes effect.

(3)	If reinstatement is applied for on or after the Policy Anniversary when the Insured is age 121, the amount must be large enough to cover the excess of the Loan Amount over the Policy Account Value on the date the reinstatement takes effect.

Reinstatement will take effect on the date We approve the Application for reinstatement. The amount of any Loan Amount on the date of lapse will be reinstated when reinstatement takes effect. No interest from the date of lapse to date of reinstatement is included in that amount. We will reinstate the amount of the Policy Account Value equal to the Policy Account Value on the date of lapse less any decrease in the amount of any Surrender Charge between the date of lapse and the date of reinstatement.

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VARIABLE ACCOUNT PROVISIONS

Variable Account. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “Act”). The Variable Account is also subject to the laws of the state of Illinois, Our state of domicile. We own the assets of the Variable Account; however, these assets are held separately from Our other assets and are not part of Our General Account. The assets of the Variable Account are used to support the operation of and provide the variable values and benefits for this Policy and similar policies. The part of the assets of the Variable Account equal to the reserves and other policy liabilities of the Variable Account are not chargeable with liabilities from any other business in which We take part. We have the right to transfer to Our General Account any assets of the Variable Account that are in excess of such reserves and other liabilities.

Subaccounts. The Variable Account consists of Subaccounts. The income, gains and losses, realized and unrealized, from the assets allocated to a Subaccount are credited to or charged against such Subaccount, without regard to Our other income, gains or losses.

Those Subaccounts currently available under this Policy are shown on page 3. Each Subaccount invests exclusively in shares of a corresponding Fund. Shares of a Fund are bought and redeemed for a Subaccount at their net asset value. Any amounts of income, dividends, and gains distributed from the shares of a Fund are reinvested in additional shares of that Fund at net asset value.

The dollar amounts of values and benefits of this Policy provided by the Variable Account depend on the investment performance of the Subaccounts selected by You. We do not guarantee the investment performance of the Subaccounts. You bear the full investment risk for the Subaccount Policy Value in the Subaccounts You have chosen.

Changes to the Variable Account. Where permitted by applicable law, We may:

(1)	create new separate accounts;

(2)	combine separate accounts, including the Variable Account;

(3)	add new Subaccounts to or remove existing Subaccounts from the Variable Account or combine Subaccounts;

(4)	make any Subaccount available to such classes of policies as We may determine;

(5)	add new Funds or remove existing Funds;

(6)	substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if We determine investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

(7)	deregister the Variable Account under the Act if such registration is no longer required; and

(8)	operate the Variable Account as a management investment company under the Act or in any other form permitted by law.

The investment policy of the Variable Account will only be changed with the approval of the insurance supervisory official in the state of Illinois, Our state of domicile. The investment policy of the Variable Account is to invest in one or more investment companies.

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VARIABLE ACCOUNT PROVISIONS (CONTINUED)

Variable Policy Account Value. The Variable Policy Account Value reflects:

(1)	the investment experience of the Subaccounts to which it is allocated;

(2)	any Net Premium Payments allocated to the Subaccounts;

(3)	transfers of Policy Account Value in or out of the Subaccounts;

(4)	any dividends transferred to the Subaccounts;

(5)	any deduction of the Monthly Deduction, Withdrawal Processing Fee, or Transfer Processing Fee; or

(6)	any Withdrawals of the Variable Policy Account Value.

Transfers of Policy Account Value include any loan repayments allocated to the Subaccounts. There is no guaranteed minimum Variable Policy Account Value.

Units. For each Subaccount, Net Premium Payments allocated to a Subaccount or amounts of Policy Account Value or dividends transferred to a Subaccount are converted into Units. The number of Units credited to this Policy equals the dollar amount directed to each Subaccount divided by the value of the Unit for that Subaccount at the end for the Valuation Period during which the dollar amount is invested in the Subaccount. Any dollar amount directed to a Subaccount increases the number of Units of that Subaccount credited to this Policy.

Certain events will cancel an appropriate number of Units of a Subaccount credited to this Policy:

(1)	Withdrawals or transfers of Subaccount Policy Value from a Subaccount, including any applicable Withdrawal Processing Fee or Transfer Processing Fee deducted;

(2)	surrender of this Policy;

(3)	payment of the Proceeds; and

(4)	deduction of the Monthly Deduction.

Units are cancelled as of the end of the Valuation Period in which the event occurs.

Unit Value. The Unit Values for each Subaccount were arbitrarily set initially at $10 when that Subaccount began operation. Thereafter, the Unit Value for every Valuation Period is the Unit Value for the previous Valuation Period times the Net Investment Factor. The Subaccount Policy Value on any day equals the number of Units attributable to this Policy times the Unit Value for that Subaccount on that day.

Net Investment Factor. The Net Investment Factor is an index applied to measure the investment performance of a Subaccount from one Valuation Period to the next. The Net Investment Factor for any Subaccount for any Valuation Period is equal to (1) divided by (2) and subtracting (3) from the result, where:

(1)	is the result of:

(a)	the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the current Valuation Period; plus

(b)	the per share amount of any dividend or capital gain distribution made by the Fund held in the Subaccount, if the “ex-dividend” date occurs during the Valuation Period; plus or minus

(c)	a per share charge or credit for any taxes reserved for, which is determined by Us to have resulted from the operations of the Subaccount.

(2)	is the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the prior Valuation Period.

(3)	is a daily factor representing the Mortality and Expense Risk Charge deducted from the Subaccount adjusted for the number of days in the Valuation Period. The actual charge will be determined as described in the Changes in Rates and Charges provision. Such charge will not exceed the annual rate shown on page 3.

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FIXED ACCOUNT PROVISIONS

Fixed Policy Account Value. The Fixed Policy Account Value on any Deduction Date is the Fixed Policy Account Value on the prior Deduction Date (zero if prior to the Policy Date):

(1)	plus any Net Premium Payments allocated to the Fixed Account since the prior Deduction Date; plus

(2)	any Policy Account Value transferred to the Fixed Account since the prior Deduction Date; plus

(3)	any loan repayment transferred to the Fixed Account since the prior Deduction Date; plus

(4)	interest accrued to the Fixed Account since the prior Deduction Date; plus

(5)	any dividend paid and allocated to the Fixed Account on the current Deduction Date, if the current Deduction Date is a Policy Anniversary; less

(6)	any Withdrawals, transfers, any applicable Withdrawal Processing Fee, or any applicable Transfer Processing Fees deducted from the Fixed Account since the prior Deduction Date; less

(7)	transfers to the Loan Account from the Fixed Account since the prior Deduction Date; less

(8)	the part of the following amounts allocated to the Fixed Account:

(a)	the deduction for the Cost of Insurance and Monthly Issue Charge for any Basic Amount Increase since the prior Deduction Date;

(b)	the Monthly Charges for any Riders that became effective since the prior Deduction Date; and

(c)	the current Monthly Deduction.

The Fixed Policy Account Value on any other date is the Fixed Policy Account Value on the prior Deduction Date:

(1)	plus any Net Premium Payments allocated to the Fixed Account since the prior Deduction Date; plus

(2)	any Policy Account Value transferred to the Fixed Account since the prior Deduction Date; plus

(3)	any loan repayment transferred to the Fixed Account since the prior Deduction Date; plus

(4)	interest accrued to the Fixed Account since the prior Deduction Date; less

(5)	any Withdrawals, transfers, any applicable Withdrawal Processing Fees, or any applicable Transfer Processing Fees deducted from the Fixed Account since the prior Deduction Date; less

(6)	transfers to the Loan Account from the Fixed Account since the prior Deduction Date; less

(7)	the part of the following amounts allocated to the Fixed Account:

(a)	the deduction for the Cost of Insurance for any Basic Amount Increase and any Monthly Issue Charge since the prior Deduction Date; and

(b)	the Monthly Charges for any Riders that became effective since the prior Deduction Date.

Any Net Premium allocated to the Fixed Account is added to the Fixed Policy Account Value on the date allocated.

Interest Credited. We guarantee to credit interest to the Fixed Policy Account Value. The actual effective annual rate will be determined as described in the Changes in Rates and Charges provision. Such rate will not be less than the Guaranteed Interest Rate shown on page 3.

On and after the Policy Anniversary when the Insured is age 121, The Guaranteed Interest Rate will be credited to the Fixed Policy Account Value.

Interest credited to the Fixed Policy Account Value is nonforfeitable as of the Monthly Deduction Date on which the interest is credited except for charges imposed under this Policy including the Monthly Deduction and Surrender Charges.

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FEES AND CHARGES PROVISIONS

Monthly Deduction. This deduction is made on each Deduction Date prior to the Policy Anniversary when the Insured is age 121, whether or not premiums are paid, as long as the Cash Surrender Value is enough to cover that Monthly Deduction. Each Monthly Deduction includes:

(1)	the Cost of Insurance,

(2)	the Monthly Charges for any Riders,

(3)	the Monthly Expense Charge, and

(4)	the Monthly Issue Charge, if applicable.

No Monthly Deduction will be made on or after the Policy Anniversary when the Insured is age 121.

Cost of Insurance. This cost is calculated each Policy Month prior to the Policy Anniversary when the Insured is age 121. The cost is determined separately for the Initial Basic Amount and each Basic Amount Increase. The Cost of Insurance is the Monthly Cost of Insurance Rate times the difference between (1) and (2) where:

(1) is the amount of insurance attributable to the Initial Basic Amount of Insurance or Basic Amount Increase, as applicable, on the Deduction Date at the start of the month divided by 1.0032737, and

(2) is the Policy Account Value attributable to the Initial Basic Amount or Basic Amount Increase, as applicable, on the Deduction Date at the start of the month after the deduction of the part of the Monthly Deduction that does not include the Cost of Insurance and the Monthly Charge for any waiver of monthly deduction benefit rider.

Until the Policy Account Value exceeds the Initial Basic Amount, the Account Value is part of the Initial Basic Amount. Once the Policy Account Value exceeds that amount, if there have been any Basic Amount Increases, the excess will be part of the increases in the order in which the increases occurred.

Monthly Cost of Insurance Rates. These rates for each Policy Year are based on the Insured’s age on the Policy Anniversary, sex, and applicable Class of Risk. A Class of Risk will be determined for the Initial Basic Amount and for each Basic Amount Increase. The rates shown on page 4 are the Maximum Monthly Cost of Insurance Rates for the Initial Basic Amount. Maximum Monthly Cost of Insurance Rates will be provided for each Basic Amount Increase. The actual Monthly Cost of Insurance Rates will be determined as described in the Changes in Rates and Charges provision. Such rates cannot exceed the Maximum Monthly Cost of Insurance Rates and cannot be changed more than once a calendar year.

Monthly Expense Charge. The Maximum Monthly Expense Charge is shown on page 3. The actual Monthly Expense Charge will be determined as described in the Changes in Rates and Charges provision. The actual Monthly Expense Charge cannot exceed the maximum.

Monthly Issue Charge. The Monthly Issue Charge is shown on page 3. A Monthly Issue Charge is determined separately for the Initial Basic Amount and each Basic Amount Increase.

Surrender Charge. The Schedule of Surrender Charges is shown on page 3. For each Basic Amount Increase, additional Surrender Charges will apply. The revised page 3 will show a revised Schedule of Surrender Charges which includes those additional charges. Upon reinstatement, the Surrender Charges will be adjusted for any Surrender Charge deducted at the time of lapse. The revised page 3 will show a schedule of the adjusted Surrender Charges.

Withdrawal Processing Fee. For each Withdrawal, We will deduct a Withdrawal Processing Fee in addition to the amount of the Withdrawal. The Withdrawal Processing Fee is shown on page 3.

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FEES AND CHARGES PROVISIONS (CONTINUED)

Transfer Processing Fee. A number of transfers during each Policy Year are free as shown on page 3. We reserve the right to assess a transfer fee for each transfer in excess of that number during a Policy Year. The amount of the fee cannot exceed the amount shown on page 3. For the purpose of assessing this fee, each request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. This fee is deducted on a pro rata basis from any Subaccount and the Fixed Account from which the transfer is made. All transfers involving the Loan Account are not subject to this provision.

ALLOCATION AND TRANSFERS PROVISIONS

Allocation of Net Premium Payments. You may allocate Net Premium Payments among the Subaccounts and the Fixed Account prior to the Policy Anniversary when the Insured is age 121.

The allocation will be 100% to the Fixed Account for the Initial Net Premium Payment and any Net Premium Payments We receive prior to the end of the Free Look Period. For purposes of this provision, We presume Your Free Look Period will end on the date shown on page 3. On that date, any Policy Account Value will be transferred to the Subaccounts and the Fixed Account on a pro rata basis using Your allocation instructions for Net Premium Payments in effect at that time. Any additional Net Premium Payments received will be allocated according to Your allocation instructions for Net Premium Payments in the Application or in a subsequent Request.

Allocation instructions must be in whole percentages. The minimum amount We can allocate to any Subaccount or the Fixed Account is shown on page 3 as a percentage of any Net Premium Payment. We reserve the right to set additional limitations on premium payment allocations.

Transfer Right. While the Insured is alive and this Policy is in force prior to the Policy Anniversary when the Insured is age 121, You may request to transfer all or part of any Subaccount Policy Value to another Subaccount(s) (subject to availability) or to the Fixed Account, or transfer all or part of the Fixed Policy Account Value to any Subaccount(s) (subject to availability). Transfers are subject to the additional restrictions on transfers from the Fixed Account as well as subject to the lesser of:

(1)	the minimum transfer amount shown on page 3; or

(2)	the entire Subaccount Policy Value or Fixed Policy Account Value.

We reserve the right to modify, restrict, suspend, or eliminate the transfer right at any time, for any reason.

On the Policy Anniversary when the Insured is age 121, any Subaccount Policy Value will be automatically transferred to the Fixed Account. No Transfer Processing Fee will be charged.

Fixed Account Transfer Restrictions. Prior to the Policy Anniversary when the Insured is age 121, You may transfer all or part of the Fixed Policy Account Value to a Subaccount, subject to (1) and (2):

(1)	You may make only one transfer each Policy Year from the Fixed Account to one or more Subaccounts. Such a transfer must be made within 30 days after the Policy Anniversary. An unused transfer does not carry over to the next year.

(2)	The maximum transfer amount is the greater of 25% of the Fixed Policy Account Value on the date of the transfer or $1,000, unless waived by Us.

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ALLOCATION AND TRANSFERS PROVISIONS (CONTINUED)

Exchange of Policy. During the first 24 months after the Policy Date, You have the right to exchange this Policy without evidence of insurability for a flexible premium adjustable life insurance policy with the same Policy Date, Issue Age, and Class of Risk as this Policy. You do this by sending Us a Request to transfer all of Your Variable Policy Account Value to the Fixed Account.

SURRENDER AND WITHDRAWALS PROVISIONS

Surrender. You may surrender this Policy by Request at any time. This Policy will terminate on the date We receive Your Request or later date if You so request it. See the Surrender Charge provision regarding the Surrender Charges applicable.

Withdrawals. You may withdraw part of the Cash Surrender Value by Request at any time while this Policy is in force. No more than 4 Withdrawals can be made in any Policy Year. The Minimum Withdrawal Amount is shown on page 3. The Withdrawal is effective on the date We receive Your Request or a later date, if You so request it. As of that date, the Policy Account Value is reduced by the amount of the Withdrawal and the Withdrawal Processing Fee. Unless specified by You, We will deduct the amount withdrawn and the fee from each Subaccount and the Fixed Account on a pro rata basis.

If Death Benefit Option 1 is in effect, then the Basic Amount will be reduced by the amount of the Withdrawal. The effective date of the reduction will be the date of the Withdrawal. The reduction will be made as if a Basic Amount Decrease had been requested.

If You decrease the Basic Amount or change a Death Benefit Option by Request at the same time You make a Withdrawal, We will process the Withdrawal before processing either the Basic Amount Decrease or the change in the Death Benefit Option.

We reserve the right to reject Your Request for a Withdrawal if Your Request would reduce the Basic Amount below the Basic Amount Minimum shown on page 3. We reserve the right to reject Your Request for a Withdrawal if the Withdrawal would result in this Policy being disqualified as a life insurance contract under any section of, regulation or ruling under, the Code, as amended from time to time.

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POLICY LOAN PROVISIONS

Loan. You may borrow against this Policy at any time while this Policy is in force. This Policy is the sole security for such Loan if You have signed the loan agreement and made a satisfactory assignment of this Policy to Us. The amount requested when added to the Loan Amount cannot exceed 90% of the Cash Value as of the date of the Loan.

Interest Charge for the Loan Account. Interest accrues and is payable each day at a rate of 8% a year in Policy Years 1-10, 7% a year in Policy Years 11-20, and 6.5% a year in Policy Years 21 and later. Any interest not paid is added to the Loan Account on each Policy Anniversary.

Loan Collateral. When You borrow against this Policy, We transfer an amount of Policy Account Value sufficient to secure the Loan out of the Subaccounts and the Fixed Account into the Loan Account. Unless specified by You, We will allocate the amount transferred from each Subaccount and the Fixed Account on a pro rata basis. If unpaid interest is due from You on a Policy Anniversary and is added to the Loan Account, an amount equal to the unpaid interest is transferred to the Loan Account on that Policy Anniversary. We will allocate the amount of unpaid interest transferred from each Subaccount and the Fixed Account on a pro rata basis.

Interest Credit for the Loan Account. Interest will be credited at an effective annual rate of interest shown on page 3. On each Deduction Date prior to the Policy Anniversary when the Insured is age 121, interest earned on the Loan Account since the preceding Deduction Date is transferred to each Subaccount and the Fixed Account based on Your allocation instructions for Net Premium Payments. On each Deduction Date on and after the Policy Anniversary when the Insured is age 121, interest earned on the Loan Account since the preceding Deduction Date is transferred to the Fixed Account.

Loan Repayment. You may repay all or part of a Loan at any time before the Insured dies or this Policy is surrendered or terminated.

Prior to the Policy Anniversary when the Insured is age 121, Loan Policy Account Value equal to the repayment is transferred to the Subaccounts and the Fixed Account on the date We receive the repayment. Unless specified by You, the amount transferred is allocated to each Subaccount and the Fixed Account based on Your allocation instructions for Net Premium Payments. Prior to the Policy Anniversary when the Insured is age 121, You must tell Us that a payment is for repayment or We will assume it is a premium payment.

On and after the Policy Anniversary when the Insured is age 121, Loan Policy Account Value equal to the repayment is transferred to the Fixed Account on the date We receive the repayment. If this Policy has a Loan on or after the Policy Anniversary when the Insured is age 121, only a repayment of a Loan will be accepted.

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PAYMENT OF BENEFITS PROVISIONS

Beneficiary Designation. This is as shown in the Application, unless You have made a change by Request. It includes the name of the Beneficiary. If You name “estate” as a Beneficiary, it means the executors or administrators of the last survivor of You and all Beneficiaries. If You name “children” of a person as a Beneficiary, only children born to or legally adopted by that person will be included. We may rely on an affidavit as to the ages, names, and other facts about all Beneficiaries. We will incur no liability if We act on such affidavit.

Change of Beneficiary Designation. You may make a change by Request while the Insured is alive and this Policy is in force. The change will take effect on the date Your Request is signed, but the change will not affect any action We have taken before We receive the Request.

Order of Payment on the Insured’s Death. When the Insured dies, We will make payment in equal shares to the primary Beneficiaries living when payment is made. If the last primary dies, We will make payment in equal shares to the successor Beneficiaries living when payment is made. If, at any time, no Beneficiary is living, We will make a one sum payment to You, if living when payment is made. Otherwise, We will make a one sum payment to the estate of the last survivor of You and all Beneficiaries. You may change this order of payment by Request while the Insured is alive.

Methods of Payment. We will pay the Proceeds or the Cash Surrender Value under the One Sum Method unless You choose another method then available. If the Payee is other than a natural person, We will make payment under the One Sum Method.

All payment intervals are measured from the date this Policy is surrendered or from the date the Insured dies.

After the Insured’s death, a Payee who has the right to make a withdrawal may change the method of payment. This Payee may also appoint a successor payee. The successor payee may be the Payee’s estate.

We must receive a Request for payment of the Proceeds and due proof of the Insured’s death. Due proof of the Insured’s death is evidence satisfactory to Us:

(1)	to establish the date and fact of the Insured’s death;

(2)	to permit Us to determine whether Proceeds are payable; and

(3)	such other items and information as may be necessary for Us to comply with laws and regulations related to payment of the claim or administration of the business of insurance.

Method 1 (One Sum Method). We will pay the Cash Surrender Value or the Proceeds in one sum. Interest will be paid from the date of the Insured’s death to the date of payment. The interest rate will be the greater of 2% a year or the interest rate applicable to Proceeds left on depost with Us.

Method 2 (Other Method). Payment by any other method may be made if We agree.

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BASIC PLAN DESCRIPTION

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE. A Death Benefit is payable when the Insured dies. Flexible premiums are payable while the Insured is alive prior to the Policy Anniversary when the Insured is age 121. The Basic Plan is eligible for Annual Dividends.

08035	20070720